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                             July 13, 2020

       Zachary George
       Chief Executive Officer
       Sundial Growers Inc.
       #300, 919     11 Avenue SW
       Calgary, AB T2R 1P3

                                                        Re: Sundial Growers
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 29,
2020
                                                            CIK No. 0001766600

       Dear Mr. George:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at 202-551-7237 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Merritt Johnson